UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

 Cavitation Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14964W104

(CUSIP Number)

June 30, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14964W104	13G	Page 2 of 7

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) ROGERS FAMILY TRUST, UTD 01/21/81

2.	check the appropriate box if a group		(a) ☒ (b) ☐
3.	sec use only

4.	citizenship or place of organization California
number of shares beneficially owned by each reporting person with:	5.	sole voting power		8,000,000
	6.	shared voting power		0
	7.	sole dispositive power		8,000,000
	8.	shared dispositive power		0
9.	aggregate amount beneficially owned by each reporting person			8,000,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			4.41%
12.	type of reporting person (See Instructions)		OO (Revocable family trust)

CUSIP No. 14964W104	13G	Page 3 of 7

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) ROY AND RUTH ROGERS UNITRUST, UTD 09/28/89

2.	check the appropriate box if a group		(a) ☒ (b) ☐
3.	sec use only

4.	citizenship or place of organization california
number of shares beneficially owned by each reporting person with:	5.	sole voting power		2,666,666
	6.	shared voting power		0
	7.	sole dispositive power		2,666,666
	8.	shared dispositive power		0
9.	aggregate amount beneficially owned by each reporting person			2,666,666
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)			☐
11.	percent of class represented by amount in row (9)			1.47%
12.	type of reporting person (See Instructions)		OO (Charitable remainder unit trust)

CUSIP No. 14964W104	13G	Page 4 of 7

Item 1.

(a)	Name of Issuer:	Cavitation Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	10019 Canoga Ave.
Chatsworth, CA 91311

Item 2.
Name of Person Filing:

Roy Rogers has sole voting and dispositive power over 5,333,333 shares of the Issuer's Common Stock. In addition, Mr. Rogers has sole voting and dispositive power over 5,333,333 warrants to purchase the Issuer's Common Stock. The shares and warrants were obtained through the participation by Mr. Rogers in a private placement of unregistered shares and warrants that closed on June 30, 2014.

(c)	Address of Principal Business Office or, if none, Residence:	29927 Briones Way
Los Altos Hills, CA 94022

(d)	Citizenship:	ROGERS FAMILY TRUST, UTD 01/21/81: CALIFORNIA
ROY AND RUTH ROGERS UNITRUST, UTD 09/28/89: CALIFORNIA

(e)	Title of Class of Securities:	Common Stock, $0.001 par value per share

(f)	CUSIP Number:	14964W104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 14964W104	13G	Page 5 of 7

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	ROGERS FAMILY TRUST: 8,000,000
ROY AND RUTH ROGERS UNITRUST: 2,666,666

(b)	Percent of class:	ROGERS FAMILY TRUST: 4.41%
ROY AND RUTH ROGERS UNITRUST: 1.47%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	ROGERS FAMILY TRUST: 8,000,000
ROY AND RUTH ROGERS UNITRUST: 2,666,666

(ii)	Shared power to vote or to direct the vote:	ROGERS FAMILY TRUST: 0
ROY AND RUTH ROGERS UNITRUST: 0

(iii)	Sole power to dispose or to direct the disposition of:	ROGERS FAMILY TRUST: 8,000,000
ROY AND RUTH ROGERS UNITRUST: 2,666,666

(iv)	Shared power to dispose or to direct the disposition of:	ROGERS FAMILY TRUST: 0
ROY AND RUTH ROGERS UNITRUST: 0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

Items 7– 9	Not Applicable

CUSIP No. 14964W104	13G	Page 6 of 7

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2014
Date

ROGERS FAMILY TRUST, UTD

BY:	/s/ Roy Rogers
Signature

Roy Rogers, Trustee
Name/Title

ROY AND RUTH ROGERS UNITRUST, UTD

BY:	/s/ Roy Rogers
Signature

Roy Rogers, Trustee
Name/Title

CUSIP No. 14964W104	13G	Page 7 of 7

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

September 29, 2014
Date

ROGERS FAMILY TRUST, UTD

BY:	/s/ Roy Rogers
Signature

Roy Rogers, Trustee
Name/Title

ROY AND RUTH ROGERS UNITRUST, UTD

BY:	/s/ Roy Rogers
Signature

Roy Rogers, Trustee
Name/Title